STARSTREAM ENTERTAINMENT INC.

1917 Bayview Drive

New Smyrna Beach, FL 32168

March 31, 2022

Scott Anderegg, Esq.

Staff Attorney

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Starstream Entertainment Inc. Offering Statement on Form 1-A Filed December 7, 2021 File No. 024-11746

Dear Mr. Anderegg,

On behalf of Starstream Entertainment Inc. (the “Company”), I hereby request an acceleration request qualification of the above-referenced offering statement at 4:00 pm, Eastern Time, on Thursday, March 31, 2022, or as soon thereafter as is practicable.

The Company’s offering has been qualified in one or more states.

Sincerely,

/s/ Carla Rissell

Carla Rissell

Chief Executive Officer

Starstream Entertainment Inc.